UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

SMART SAND, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

83191H107
(CUSIP Number)
December 31, 2017
(Date of Event which Requires filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[        ]    Rule 13d-1(b)
[        ]    Rule 13d-1(c)
[ X]    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83191H107	13G/A	Page 2 of 8

1	NAMES OF REPORTING PERSONS Keystone Cranberry, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,842,700 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,842,700 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,842,700 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.46%(2)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1) Based on December 31, 2017 holdings of Issuer securities. As of December 31, 3017, Charles E. Young owned approximately 77% of the membership interests in the reporting person and is the sole managing member of Keystone Cranberry LLC, and has sole voting and investment power over the shares held by Keystone Cranberry LLC.
(2) Based on 40,393,033 outstanding shares of the Issuer’s common stock as of November 7, 2017 as reported by the issuer in its Form 10-Q for the period ended September 30, 2017.

CUSIP No. 83191H107	13G/A	Page 3 of 8

1	NAMES OF REPORTING PERSONS Charles E. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,166,450 (1)(2)(4)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 5,983,300 (1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,166,450 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.26%(3)
12	TYPE OF REPORTING PERSON IN (Individual)
(1) Based on December 31, 2017 holdings of Issuer securities. As of December 31, 3017, Charles E. Young owned approximately 77% of the membership interests in Keystone Cranberry, LLC, is the sole managing member of Keystone Cranberry LLC and has sole voting and investment power over the 5,842,700 shares held by Keystone Cranberry, LLC. Mr. Young disclaims beneficial ownership of the shares held by Keystone Cranberry LLC except to the extent of his pecuniary interest therein. Also includes 100,000 shares held directly by Mr. Young, plus 40,600 restricted shares issued under the Issuer’s 2016 Omnibus Incentive Plan (“2016 Plan”) to Mr. Young that are subject to time vesting requirements. Does not include 40,600 restricted shares issued to Mr. Young under the 2016 Plan that are subject to performance-based vesting requirements.

(2) Also includes 183,150 shares of restricted stock issued under the 2012 Equity Incentive Plan to holders who have executed a voting proxy in favor of Mr. Young and as to which shares Mr. Young does not have any dispositive power or pecuniary interest.
(3) Based on 40,393,033 outstanding shares of the Issuer’s common stock as of November 7, 2017 as reported by the issuer in its Form 10-Q for the period ended September 30, 2017.
(4) As of June 30, 2018, Mr. Young beneficially owned 6,196,156 shares, consisting of (i) 5,842,700 shares held by Keystone Cranberry, LLC, (ii) 155,150 shares held directly by Mr. Young, (iii) 98,756 restricted shares issued under the Issuer’s 2016 Plan to Mr. Young that are subject to time-based vesting requirements, and (iv) 99,550 shares of restricted stock issued under the 2012 Plan to holders who have executed a voting proxy in favor of Mr. Young and as to which shares Mr. Young does not have any dispositive power or pecuniary interest. This amount does not include 108,906 restricted shares issued under the Issuer’s 2016 Plan to Mr. Young that are subject to performance-based requirements.

CUSIP No. 83191H107	13G/A	Page 4 of 8

ITEM 1.	(a) Name of Issuer:
Smart Sand, Inc., a Delaware corporation (the “Issuer”)

(a)	Address of Issuer's Principal Executive Offices:

1725 Hughes Landing Boulevard, Suite 800
The Woodlands, TX 77380

ITEM 2.	(a) Name of Person Filing:

Keystone Cranberry, LLC, a Pennsylvania limited liability company
Charles E. Young

(a)	Address or Principal Business Office:
Principal business office for Keystone Cranberry, LLC and Charles E. Young:

c/o Smart Sand, Inc.
1725 Hughes Landing Boulevard, Suite 800
The Woodlands, TX 77380

(b)	Citizenship:

Keystone Cranberry, LLC            Pennsylvania
Charles E. Young                United States

(c)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(d)	CUSIP Number:

83191H107
ITEM 3.
Not applicable.

CUSIP No. 83191H107	13G/A	Page 5 of 8

ITEM 4.	Ownership
Keystone Cranberry, LLC

(a)	Amount beneficially owned:	5,842,700	(1)
(b)	Percent of class:	14.46%	(3)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	None	(1)
	(ii) Shared power to vote or to direct the vote:	5,842,700
	(iii) Sole power to dispose or to direct the disposition of:	None	(1)
	(iv) Shared power to dispose or to direct the disposition of:	5,842,700
Charles E. Young

(a)	Amount beneficially owned:	6,166,450	(124)
(b)	Percent of class:	15.26%	(3)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	6,166,450	(12)
	(ii) Shared power to vote or to direct the vote:	None
	(iii) Sole power to dispose or to direct the disposition of:	5,983,300	(1)
	(iv) Shared power to dispose or to direct the disposition of:	None
(1) Based on December 31, 2017 holdings of Issuer securities. As of December 31, 3017, Charles E. Young owned approximately 77% of the membership interests in Keystone Cranberry, LLC, is the sole managing member of Keystone Cranberry LLC and has sole voting and investment power over the 5,842,700 shares held by Keystone Cranberry, LLC. Mr. Young disclaims beneficial ownership of the shares held by Keystone Cranberry LLC except to the extent of his pecuniary interest therein. Also includes 100,000 shares held directly by Mr. Young, plus 40,600 restricted shares issued under the Issuer’s 2016 Plan to Mr. Young that are subject to time vesting requirements. Does not include 40,600 restricted shares issued to Mr. Young under the Issuer’s 2016 Plan that are subject to performance-based vesting requirements.
(2) Also includes 183,150 shares of restricted stock issued under the 2012 Plan to holders who have executed a voting proxy in favor of Mr. Young and as to which shares Mr. Young does not have any dispositive power or pecuniary interest
(3) Based on 40,393,033 outstanding shares of the Issuer’s common stock as of November 7, 2017 as reported by the issuer in its Form 10-Q for the period ended September 30, 2017.
(4) As of June 30, 2018, Mr. Young beneficially owned 6,196,156 shares, consisting of (i) 5,842,700 shares held by Keystone Cranberry, LLC, (ii) 155,150 shares held directly by Mr. Young, (iii) 98,756 restricted shares issued under the Issuer’s 2016 Plan to Mr. Young that are subject to time-based vesting requirements, and (iv) 99,550 shares of restricted stock issued under the 2012 Plan to holders that have executed a voting proxy in favor of Mr. Young and as to which shares Mr. Young does not have any dispositive power or pecuniary interest. This amount does not include 108,906 restricted shares issued under the Issuer’s 2016 Plan to Mr. Young that are subject to performance-based requirements.

CUSIP No. 83191H107	13G/A	Page 6 of 8

ITEM 5.	Ownership of Five Percent or Less of a Class
Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group
Not applicable.

ITEM 10.	Certification

Not applicable.

CUSIP No. 83191H107	13G/A	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 3, 2018

KEYSTONE CRANBERRY, LLC

By:    /s/ Charles E. Young
Name:    Charles E. Young
Title:     Sole Managing Member

CHARLES E. YOUNG

By:    /s/ Charles E. Young

CUSIP No. 83191H107	13G/A	Page 8 of 8

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of July 3, 2018.

Date:    July 3, 2018

KEYSTONE CRANBERRY, LLC

By:    /s/ Charles E. Young
Name:    Charles E. Young
Title:     Sole Managing Member

CHARLES E. YOUNG

By:    /s/ Charles E. Young